Filed by Micro Linear Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Micro Linear Corporation

Commission File No.: 000-24758

On September 26, 2006, Micro Linear Corporation mailed a letter to Micro Linear stockholders who had not yet voted their proxy regarding the Special Meeting of Stockholders scheduled for October 20, 2006 to consider an Agreement and Plan of Merger between Micro Linear and Sirenza Microdevices, Inc. dated August 14, 2006. The text of the letter is set forth below.

[Micro Linear Letterhead]

September 26, 2006

YOUR VOTE IS IMPORTANT!

YOUR BOARD OF DIRECTORS ENCOURAGES YOU TO

VOTE THE ENCLOSED PROXY CARD TODAY

Dear Stockholder:

On September 18, 2006 we mailed to you important proxy material regarding the Special Meeting of Micro Linear Stockholders to be held on Friday, October 20, 2006. Our records show that you have not yet voted your proxy.

At the meeting, stockholders will be asked to approve the merger between Micro Linear Corporation and Sirenza Microdevices, Inc. Your Board of Directors has carefully reviewed the merits of this proposal, has deemed it to be in the best interests of stockholders and has unanimously recommended that stockholders vote FOR the merger.

We encourage you to carefully read the proxy material previously sent to you and vote promptly. Since approval of the merger with Sirenza requires the affirmative vote of a majority of all outstanding shares, failure to vote has the same effect as voting against the merger. To be sure your shares are represented and counted we urge you to vote the enclosed duplicate proxy today.

For your convenience, we have made arrangements for telephone and internet voting. Simply follow the instructions that appear on the enclosed form of proxy to expedite the voting process. We ask you not to delay in voting your shares. For more information about voting procedures, please call MacKenzie Partners, Inc. at (800) 322-2885 (Toll-Free) or (212) 929-5500 (Call Collect).

On Behalf of Your Board of Directors

Sincerely,

/s/    Timothy A. Richardson

Timothy A. Richardson

President & Chief Executive Officer

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Additional Information and Where to Find It

Sirenza has filed a Registration Statement on Form S-4 and an amendment to the Form S-4, Micro Linear has filed a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, INCLUDING THE AMENDMENT, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Micro Linear by contacting Micro Linear Corporation, 2050 Concourse Drive, San Jose, California 95131, Attention: Investor Relations. You may obtain documents filed with the SEC by Sirenza by contacting Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, Colorado 80021, Attention: Investor Relations.

Interests of Certain Persons in the Merger

Micro Linear, its directors, and certain of its executive officers, as well as Sirenza, its directors, and certain of its executive officers, may be considered participants in the solicitation of proxies in connection with the proposed transactions. Investors may obtain information about the directors and executive officers of Micro Linear, their ownership of Micro Linear stock, their interests in the proposed transactions and additional information by reading the Form S-4, including the amendment, and proxy statement for the merger.

Investors should read the Form S-4, the amendment to the Form S-4 and the proxy statement/prospectus carefully before making any voting or investment decisions.